

Heidi Jennifer Fly Christensen

LEAD INVESTOR Invested **$50,000** this round + **$700,000** previously

There are many reasons why CeramicSpeed believes this company has a high probability of success. Driven has created an e-bike drive system that is destined to disrupt the e-bike industry. Their drive system eliminates the complexity and maintenance of a chain and derailleur configuration. This beveled gear system is surprisingly simple, reducing the gear-count, making it light weight and accommodating both manual and continuously variable shifting modes. The system is also one of the most efficient configurations on the market. Testing has shown that the direct drive configuration is up to 20% more efficient than other e-bike drive systems - this translates to better battery range and a high sustainability factor. Another differential advantage is that since it is a sealed unit, the drive system is virtually maintenance free and will need lubrication only after thousands of miles. The Driven drive system is based on road tested technology that is currently in use in many hybrid automobiles and is protected by Driven through a patent portfolio specifically tailored for e-bike/cycling applications. The simplicity of the drive system also makes is cost effective to manufacture. We believe that Driven can offer a superior product that competes with highend e-bikes resulting in a high margin business model and quicker timeline to profitability. Furthermore, this system is OEM-friendly with a single bolt on solution. The e-bike market is exploding, with sustained growth of over 12% year-over-year. And finally, the management team at Driven has met all its deadlines and has already produced three rideable prototypes. This system is battle-tested and ready to launch. Bringing on Brian Baker and Jason Wolf to augment the founder and inventor Jason Smith has been a boon to the company. Mr. Baker has great startup and manufacturing experience, Mr. Wolf brings Fortune 500 experience and M&A to the mix, and founder Jason Smith is bike industry veteran with several of his inventions at market today - this is his latest brainchild and we believe it to be a winner. For all of these reasons, we feel that Driven can positively transform the e-bike and mobility markets, and that's why we have decided to be lead investors.
Note: Driven was spun out of CeramicSpeed in 2020. CeramicSpeed is the majority stockholder in Driven.